As filed with the Securities and Exchange Commission on June 23, 2011.

Registration Nos.:
333-20891
811-8039

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ___
Post-Effective Amendment No. 30
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒
Amendment No. 31

THIRD AVENUE TRUST
(Exact name of Registrant as Specified in Charter)

622 Third Avenue, New York, New York 10017
(Address of Principal Executive Offices including Zip Code)

(800)443-1021 (toll-free), (212)888-5222
(Registrant’s Telephone Number, including Area Code)

Please send copies of communications to:

David M. Barse Third Avenue Management LLC 622 Third Avenue New York, New York 10017	Richard T. Prins, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036
(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d)

Explanatory Note
This Post-Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement
2.	Part C to the Registration Statement (including signature page)
3.	Exhibit (d)(7) to Item 28 to the Registration Statement

This Post-Effective Amendment is being filed solely to file an Operating Expenses Limitation Agreement as Exhibit (d)(7) to Item 23 to this Registration Statement on Form N-1A (the “Registration Statement”).

Part A and B of Post-Effective Amendment No. 29 to the Registration Statement filed on February 28, 2011 pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), as amended or supplemented to date pursuant to Rule 497 under the 1933 Act, are incorporated by reference herein.

EXHIBIT INDEX

(d)(7)	Operating Expenses Limitation Agreement

PART C - OTHER INFORMATION

Item 28.	Exhibits

Exhibits filed pursuant to Form N-1A:

(a)	Trust Instrument and Certificate of Trust are incorporated by reference to Exhibit No. (1) of Third Avenue Trust’s Registration Statement (registration no. 333-20891) filed on January 31, 1997.

(b)	By-Laws are incorporated by reference to Exhibit No. (2) of Registration Statement filed on January 31, 1997.

(c)	Reference is made to Article II of the Third Avenue Trust’s Trust Instrument and Articles IV and V of the Trust’s By-Laws.

(d)

(1) Investment Advisory Agreement between Third Avenue Trust on behalf of THIRD AVENUE VALUE FUND and Third Avenue Management LLC dated August 8, 2006 is incorporated by reference to Exhibit (d)(1) of Post-Effective Amendment No. 22 to the Registration Statement filed February 29, 2008.

(2) Investment Advisory Agreement between Third Avenue Trust on behalf of THIRD AVENUE SMALL-CAP VALUE FUND and Third Avenue Management LLC dated August 8, 2006 is incorporated by reference to Exhibit (d)(2) of Post-Effective Amendment No. 22 to the Registration Statement filed February 29, 2008.

(3) Investment Advisory Agreement between Third Avenue Trust on behalf of THIRD AVENUE REAL ESTATE VALUE FUND and Third Avenue Management LLC dated August 8, 2006 is incorporated by reference to Exhibit (d)(3) of Post-Effective Amendment No. 22 to the Registration Statement filed February 29, 2008.

(4) Investment Advisory Agreement between Third Avenue Trust on behalf of THIRD AVENUE INTERNATIONAL VALUE FUND and Third Avenue Management LLC dated August 8, 2006 is incorporated by reference to Exhibit (d)(4) of Post-Effective Amendment No. 23 to the Registration Statement filed February 29, 2008.

(5) Investment Advisory Agreement between Third Avenue Trust on behalf of THIRD AVENUE FOCUSED CREDIT FUND and Third Avenue Management LLC dated August 31, 2009 is incorporated by reference to Exhibit (d)(5) of Post-Effective Amendment No. 25 to the Registration Statement filed August 24, 2009.

(6) Operating Expenses Limitation Agreement between Third Avenue Trust on behalf of THIRD AVENUE FOCUSED CREDIT FUND and Third Avenue Management LLC dated August 31, 2009 is incorporated by reference to Exhibit (d)(6) of Post-Effective Amendment No. 25 to the Registration Statement filed August 24, 2009.

(7) Operating Expenses Limitation Agreement between Third Avenue Trust and Third Avenue Management LLC dated March 1, 2011 is filed herewith.

(e)

(1) Distribution Agreement between Third Avenue Trust on behalf of THIRD AVENUE VALUE FUND and M.J. Whitman LLC dated December 3 2009 is incorporated by reference to Exhibit No. (e)(1) of Post-Effective Amendment No. 27 to the Registration Statement filed on December 29, 2009.

(2) Distribution Agreement between Third Avenue Trust on behalf of THIRD AVENUE SMALL-CAP VALUE FUND and M.J. Whitman LLC dated December 3, 2009 is incorporated by reference to Exhibit No. (e)(2) of Post-Effective Amendment No. 27 to the Registration Statement filed on December 29, 2009.

(3) Distribution Agreement between Third Avenue Trust on behalf of THIRD AVENUE REAL ESTATE VALUE FUND and M.J. Whitman LLC dated December 3, 2009 is incorporated by reference to Exhibit No. (e)(3) of Post-Effective Amendment No. 27 to the Registration Statement filed on December 29, 2009.

(4) Distribution Agreement between Third Avenue Trust on behalf of THIRD AVENUE INTERNATIONAL VALUE FUND and M.J. Whitman LLC dated December 3, 2009 is incorporated by reference to Exhibit No. (e)(4) of Post-Effective Amendment No. 27 to the Registration Statement filed on December 29, 2009.

(5) Distribution Agreement between Third Avenue Trust on behalf of THIRD AVENUE FOCUSED CREDIT FUND and M.J. Whitman LLC dated December 3, 2009 is incorporated by reference to Exhibit No. (e)(5) of Post-Effective Amendment No. 27 to the Registration Statement filed on December 29, 2009.

(f)	Not applicable.

(g)	(1)

Custody Agreement between Third Avenue Trust on behalf of THIRD AVENUE SMALL-CAP VALUE FUND and Custodial Trust Company is incorporated by reference to Exhibit No. (8)(b) of Post-Effective Amendment No. 1 to the Registration Statement filed March 26, 1997.

	(2)

Amendment to Custody Agreement to include THIRD AVENUE REAL ESTATE VALUE FUND is incorporated by reference to Exhibit No. (8)(b) of Post-Effective Amendment No. 5 to the Registration Statement filed September 11, 1998.

	(3)	Amendment to Custody Agreement to include THIRD AVENUE VALUE FUND is incorporated by reference to Exhibit (g) of Post-Effective Amendment No. 8 to the Registration Statement filed February 26, 1999.

	(4)

Amendment to Custody Agreement to include THIRD AVENUE INTERNATIONAL VALUE FUND is incorporated by reference to Exhibit (f) Post-Effective Amendment No. 14 to the Registration Statement filed on October 10, 2001.

	(5)

Amendment to Custody Agreement with respect to foreign custody matters dated February 27, 2002 is incorporated by reference to Exhibit No. (g)(5) of Post-Effective Amendment No. 15 to the Registration Statement filed on February 28, 2002.

	(6)

Foreign Custody Manager Agreement dated February 27, 2002 between Third Avenue Trust and Custodial Trust Company is incorporated by reference to Exhibit No. (g)(6) of Post-Effective Amendment No. 15 to the Registration Statement filed on February 28, 2002.

	(7)

Consent to Assignment of Custody Agreement effective as of June 15, 2009 is incorporated by reference to Exhibit (g)(7) of Post-Effective Amendment No. 25 to the Registration Statement filed on August 24, 2009.

	(8)

Amendment to Custody Agreement effective as of August 31, 2009 to include THIRD AVENUE FOCUSED CREDIT FUND is incorporated by reference to Exhibit (g)(8) of Post-Effective Amendment No. 25 to the Registration Statement filed on August 24, 2009.

(h)

(1) Transfer Agency Services Agreement between Third Avenue Trust and PNC Global Investment Servicing (U.S.) Inc. (“PNCGIS”) is incorporated by reference to Exhibit (h)(1) of Post-Effective Amendment No. 25 to the Registration Statement filed on August 24, 2009.

(2) Amendment to Transfer Agency Services Agreement dated August 31, 2009 to include THIRD AVENUE FOCUSED CREDIT FUND is incorporated by reference to Exhibit (h)(2) Post-Effective Amendment No. 25 to the Registration Statement filed on August 24, 2009.

(3) Accounting Services Agreement between Third Avenue Trust and PNCGIS is incorporated by reference to Exhibit (h)(3) of Post-Effective Amendment No. 25 to the Registration Statement filed August 24, 2009.

(4) Administration Agreement between Third Avenue Trust and Third Avenue Management LLC dated August 11, 2009 is incorporated by reference to Exhibit (h)(4) of Post-Effective Amendment No. 25 to the Registration Statement filed August 24, 2009.

(5) Sub-Administration Agreement between Third Avenue Management LLC and PNCGIS is incorporated by reference to Exhibit (h)(5) of Post-Effective Amendment No. 25 to the Registration Statement filed August 24, 2009.

(i)

Opinion and Consent of Counsel regarding the legality of the securities being issued is incorporated by reference to Exhibit (i) of Post-Effective Amendment No. 8 to the Registration Statement filed February 26, 1999.

(j)	Power of Attorney dated December 22, 2004, is incorporated by reference to Exhibit No. (j) of Post-Effective Amendment No. 19 to the Registration Statement filed on February 25, 2005.

(j)(2)	Consent of Independent Auditors is incorporated by reference to Exhibit (j)(2) of Post-Effective Amendment No. 29 to the Registration Statement on Form N-1A, filed on February 28, 2011.

(k)	Not applicable.

(l)	Not applicable.

(m)	(1) Distribution and Service Plan pursuant to Rule 12b-1 is incorporated by reference to Exhibit No. (m)(1) of Post-Effective Amendment No. 27 to the Registration Statement filed on December 29, 2009.

(2) Form of Selected Dealer Agreement is incorporated by reference to Exhibit No. (m)(2) of Post-Effective Amendment No. 27 to the Registration Statement filed on December 29, 2009.

(3) Form of Participating Bank Agreement is incorporated by reference to Exhibit No. (m)(3) of Post-Effective Amendment No. 27 to the Registration Statement filed on December 29, 2009.

(n)	Multi-Class Plan pursuant to Rule 18f-3 is incorporated by reference to Exhibit No. (n) of Post-Effective Amendment No. 27 to the Registration Statement filed on December 29, 2009.

(o)	Not applicable.

(p)	Code of Ethics is incorporated by reference to as Exhibit (p) of Post-Effective Amendment No. 23 to the Registration Statement filed on February 27, 2009.

Item 29.	Persons Controlled By or Under Common Control with Registrant.

Not Applicable.

Item 30.	Indemnification.

Reference is made to Article X of the Registrant’s Trust Instrument.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Trust Instrument, its By-Laws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Item 31.	Business and other connections of investment adviser.

Third Avenue Management LLC, 622 Third Avenue, New York, New York 10017 provides investment advisory services to investment companies. Reference is made to the caption “Investment Adviser” in the Prospectus constituting Part A of this Registration Statement and “Management of the Trust” in the Statement of Additional Information constituting Part B of this Registration Statement.

Listed below are the principal officers and directors of Third Avenue Management LLC:

Name and Position	Name and Position
With Third Avenue Management LLC	With Other Company

David M. Barse	M.J. Whitman LLC
President, Chief Executive Officer
CEO, President

M.J. Whitman Management, LLC

President and COO

Covanta Holding Corporation

Director

Manifold Holdings, Inc.

Director

Vincent J. Dugan	M.J. Whitman LLC
Treasurer, Chief Financial Officer
Treasurer CFO

W. James Hall III	M.J. Whitman LLC
General Counsel and Secretary
General Counsel and Secretary

M.J. Whitman Management, LLC

General Counsel and Secretary

Curtis R. Jensen
Chief Investment Officer

Michael Buono
Controller

Joseph Reardon
Chief Compliance Officer

In addition, Third Avenue Management LLC acts as adviser the following registered investment companies: Third Avenue Variable Series Trust. Third Avenue Management LLC also acts as sub-adviser to certain third party open-end investment companies.

Item 32.	Principal underwriters.

(a)	Third Avenue Variable Series Trust

(b)	Listed below are the principal officers and Directors of M.J. Whitman LLC:

Name and Position With M.J. Whitman LLC – 622 Third Avenue, 32nd Floor, New York 10017

David M. Barse President, Chief Executive Officer

Vincent J. Dugan Treasurer, Chief Financial Officer

W. James Hall III General Counsel and Secretary

(c) Not Applicable.

Item 33.	Location of accounts and records.

All records described in Section 31 (a) of the Investment Company Act of 1940, as amended, and Rules 17 CFR 270.31a-1 to 31a-31 promulgated thereunder, are maintained by the Trust’s investment adviser, Third Avenue Management LLC, 622 Third Avenue, NY, NY 10017, except for those records maintained by the Trust’s Custodian, JPMorgan Chase Bank, N.A., 14201 Dallas Parkway, 2nd Floor, Dallas, TX 75254, and the Trust’s Transfer Agent, BNY Mellon Investment Servicing (US) Inc., 760 Moore Road, King of Prussia, PA19406-1212.

Item 34.	Management services.

None.

Item 35.	Undertakings.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 23rd day of June, 2011.

THIRD AVENUE TRUST

By:	/s/ David M. Barse

President, Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE	CAPACITY	DATE

/s/ Martin J. Whitman*	Trustee	06/23/11

Martin J. Whitman

/s/ David M. Barse*	President, Chief Executive
Officer and Trustee
David M. Barse		06/23/11

/s/ Vincent Dugan	Chief Financial Officer	06/23/11

Vincent Dugan

/s/ Jack W. Aber*	Trustee	06/23/11

Jack W. Aber

/s/ William E. Chapman *	Trustee	06/23/11

William E. Chapman

/s/Lucinda Franks*	Trustee	06/23/11

Lucinda Franks

/s/ Edward J. Kaier*	Trustee	06/23/11

Edward J. Kaier

/s/ Marvin Moser*	Trustee	06/23/11

Marvin Moser

/s/ Eric Rakowski*	Trustee	06/23/11

Eric Rakowski

/s/ Martin Shubik*	Trustee	06/23/11

Martin Shubik

/s/ Charles C. Walden*	Trustee	06/23/11

Charles C. Walden
*By David M. Barse, Vincent Dugan and W. James Hall, pursuant to Power of Attorney.